# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Airbnb, Inc., CIK 0001559720
CUSIP: 009066101
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 888 Brannan Street, San Francisco, California (CA), 94103
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-034123
Filed by CIK 0001834152

## Reporting persons
- Brian Chesky: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 68,031,758; shared voting power 0; sole dispositive power 68,031,758; shared dispositive power 0; aggregate amount beneficially owned 68,031,758 (13.7% of the class)

## Item 1. Issuer
Name of issuer: Airbnb, Inc.
Address of issuer's principal executive offices: 888 Brannan Street, San Francisco, CA 94103

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Brian Chesky (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is 888 Brannan Street, San Francisco, CA 94103.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2024, based upon 432,876,590 shares of Class A Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024. The information below assumes the conversion of the Class B common stock, par value $0.0001 per share ("Class B Common Stock") of the Issuer held by the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis.

The Reporting Person is deemed to be the beneficial owner of 68,031,758 shares of Class A Common Stock, which includes: (i) 2,937,369 shares of Class A Common Stock held of record by the Reporting Person; (ii) 131,154 shares of Class A Common Stock held in trusts over which the Reporting Person has investment discretion; (iii) 57,283,079 shares of Class A Common Stock issuable upon conversion of 57,283,079 shares of Class B Common Stock held of record by the Reporting Person; (iv) 2,014,095 shares of Class A Common Stock over which the Reporting Person maintains investment discretion and voting power; (v) 5,650,795 shares of Class A Common Stock issuable upon conversion of 5,650,795 shares of Class B Common Stock held in trusts over which the Reporting Person has investment discretion; and (vi) 15,266 shares of Class A Common Stock issuable upon conversion of 15,266 shares of Class B Common Stock held in a trust with respect to which the Reporting Person may remove and replace the trustee. The Reporting Person does not have voting or dispositive power over shares in the trust referenced in clause (vi).
Percent of class: 13.7
Sole power to vote or to direct the vote: 68,031,758
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 68,031,758
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Pursuant to the Voting Agreement, dated as of December 4, 2020, by and among the Reporting Person, Joseph Gebbia, Nathan Blecharczyk, and certain affiliated trusts and entities described therein (the "Voting Agreement"), the parties to the Voting Agreement may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended. The Reporting Person disclaims beneficial ownership of the securities beneficially owned by the other parties to the Voting Agreement.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Brian Chesky: /s/ Brian Chesky, Brian Chesky (02/13/2025)